Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-277211
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Product Supplement EQUITY ARN-1 dated March 26, 2024)

2,575,360 Units	Pricing Date	November 25, 2025
$10 principal amount per unit	Settlement Date	December 3, 2025
CUSIP No. 40446H555	Maturity Date	January 29, 2027



Accelerated Return Notes® Linked to the SPDR® S&P® Biotech ETF

- Maturity of approximately 14 months

- 3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 27.32%

- 1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"

- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is $9.655 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

_____

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price[1]..............................	$10.000	$25,753,600.00
Underwriting discount[1]..........................	$ 0.175	$450,688.00
Proceeds, before expenses, to HSBC....	$ 9.825	$25,302,912.00

(1) See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November 25, 2025

Accelerated Return Notes®
Linked to the SPDR® S&P® Biotech ETF, due January 29, 2027

Summary

The Accelerated Return Notes® Linked to the SPDR® S&P® Biotech ETF, due January 29, 2027(the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the SPDR® S&P® Biotech ETF (the "Underlying Fund"), is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, reduced the economic terms of the notes (including the Capped Value).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The SPDR® S&P® Biotech ETF (Bloomberg symbol: "XBI").
Starting Value:	121.37
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	$12.732 per unit, which represents a return of 27.32% over the principal amount.
Maturity Valuation Period:	January 20, 2027, January 21, 2027, January 22, 2027, January 25, 2027 and January 26, 2027
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-11.
Calculation Agent:	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

You will receive per unit:

$$\$10 \times \left(\frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY ARN-1 dated March 26, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924038827/tm249100d39_424b5.htm

- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile



Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.732 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.**

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and the Capped Value of $12.732 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
97.00	-3.00%	$9.700	-3.00%
100.00[1]	0.00%	$10.000	0.00%
103.00	3.00%	$10.900	9.00%
109.11	9.11%	$12.732[2]	27.32%
110.00	10.00%	$12.732	27.32%
130.00	30.00%	$12.732	27.32%
150.00	50.00%	$12.732	27.32%
200.00	100.00%	$12.732	27.32%

(1)   The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 121.37, which was the Closing Market Price of the Underlying Fund on the pricing date.

(2)   The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual prices of the Underlying Fund, see "The Underlying Fund" section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 50.00

$$\$10 \times \left(\frac{50}{100}\right) \quad \textbf{= \$5.000} \text{ Redemption Amount per unit}$$

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 103.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{103-100}{100}\right)\right] \quad \textbf{= \$10.900} \text{ Redemption Amount per unit}$$

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{130-100}{100}\right)\right]$$

= $19.000, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.732 per unit

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in shares of the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

Structure-related Risks

- Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

- The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

- As a noteholder, you will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company held by the Underlying Fund, and have not verified any disclosure made by any other company.

- There are liquidity and management risks associated with the Underlying Fund.

- The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

- The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds" beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.

Additional Risk Factors

The securities held by the Underlying Fund are concentrated in one sector. The Underlying Fund holds securities issued by companies in the biotechnology sector. As a result, the securities that will determine the performance of the Underlying Fund are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the biotechnology sector. Accordingly, by investing in the notes, you will not receive the full benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the biotechnology sector may reduce your return on the notes. All of the securities held by the Underlying Fund are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies' products, regulatory influences on the biotechnology market (including healthcare reform and receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation and successful development of new products, talent attraction and retention, maintaining intellectual property rights and industry competition. Any adverse developments affecting the biotechnology sector could adversely affect the price of the Underlying Fund and, in turn, the value of the notes.

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, SSGA Funds Management, Inc. ("SSGA"). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund" beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The SPDR® S&P® Biotech ETF

Investment Objective and Strategy

The Underlying Fund employs a sampling strategy to achieve its investment objective, which means that the Underlying Fund is not required to purchase all of the securities represented in the S&P Biotechnology Select Industry Index (the "Underlying Index"). Instead, the Underlying Fund may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The quantity of holdings in the Underlying Fund will be based on a number of factors, including asset size of the Underlying Fund. Based on its analysis of these factors, SSGA, the investment adviser to the Underlying Fund, either may invest the Underlying Fund's assets in a subset of securities in the Underlying Index or may invest the Underlying Fund's assets in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index, as determined by the Adviser to be in the best interest of the Underlying Fund in pursuing its objective.

Under normal market conditions, the Underlying Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Underlying Index. In addition, in seeking to track the Underlying Index, the Underlying Fund may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser). In seeking to track the Underlying Index, the Fund's assets will generally be concentrated in an industry or group of industries to the extent that the Underlying Index concentrates in a particular industry or group of industries. Futures contracts (a type of derivative instrument) may be used by the Fund in seeking performance that corresponds to the Underlying Index and in managing cash flows.

Correlation

The Underlying Fund is a theoretical financial calculation, while the Underlying Index is an actual investment portfolio. While the Underlying Fund seeks to track the performance of the Underlying Index (i.e., achieve a high degree of correlation with the SPSIRBK), the Underlying Fund 's return may not match the return of the Underlying Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

The S&P Biotechnology Select Industry Index

The Underlying Index represents the biotechnology segment of the S&P Total Market Index (the "S&P TMI"), which is designed to track the broad U.S. equity market. The biotechnology segment of the S&P TMI comprises the Biotechnology sub-industry. The Underlying Index is part of the S&P Select Industry Indices family.

The S&P Select Industry Indices

Eligibility Criteria

Index Eligibility. To be eligible for inclusion in the applicable Select Industry Index, companies must be in the S&P TMI and must be included in the relevant GICS industry. In addition to the above, companies must satisfy one of the following size and liquidity criteria:

1. Be a current constituent, have an float-adjusted market capitalization greater than or equal to US$ 300 million, and have an float-adjusted liquidity ratio greater than or equal to 50%;

2. Have a float-adjusted market capitalization greater than or equal to US$ 500 million and an float-adjusted liquidity ratio greater than or equal to 90%;

3. Have a float-adjusted market capitalization greater than or equal to US$ 400 million and an float-adjusted liquidity ratio greater than or equal to 150%; or

4. Some of the S&P Select Industry Indices have different market capitalization and float-adjusted liquidity ratio requirements. Bank Select Industry Indices have a float-adjusted market cap above US $2 billion and float-adjusted liquidity ratio above 100%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. In the event that fewer than 35 stocks are selected for each index using the eligible primary stocks, certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks). Supplementary stocks are selected by the following process:

1. All eligible primary stocks are added to the index.

2. If there are 35 or more eligible primary stocks, then any supplementary stocks currently in the index are deleted.

3. If after step 1 there are less than 35 eligible primary stocks, then supplementary stocks meeting the relevant market capitalization and liquidity thresholds are added in order of their float-adjusted market capitalization from largest to smallest until the minimum constituent count of 35 stocks is met.

4. A buffer is applied in step 3 such that a supplementary stock being added must have an float-adjusted market capitalization greater than 1.2 times (or 20% higher than) the supplementary stock it is replacing. This buffer is evaluated on each supplementary stock addition relative to the current supplementary stock it is replacing. For example, the largest non-index supplementary stock by float-adjusted market capitalization is evaluated against the smallest supplementary index constituent, the second largest non-index supplementary stock is evaluated against the second smallest supplementary index constituent, etc. This process is repeated until no supplementary additions exceed the buffer.

Additionally, minimum float-adjusted market capitalization requirements may be relaxed for all indices to ensure that there are at least 22 stocks in each index as of each rebalancing effective date.

Liquidity. A float-adjusted liquidity ratio (FALR), defined as the annual dollar value traded divided by the FMC, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for stocks that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized.

• Liquidity requirements are reviewed during the quarterly rebalancings;

• The price, shares outstanding, and investible weight factor (IWF);

• FALR requirements are outlined in the Index Eligibility section above.

Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the index. S&P Dow Jones Indices will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Index Maintenance

Rebalancing. Index membership is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Additions. Stocks are added between rebalancings only if a deletion in the index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the index at the weight of the deleted stock. In the case of spin-offs, the S&P Select Industry Indices will follow the S&P TMI's treatment of the action.

Deletions. A stock is deleted from an S&P Select Industry Index if the S&P TMI drops the stock. If a stock deletion causes the number of stocks in the relevant index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In the case of mergers involving two index constituents, the merged entity remains in the index provided it satisfies the eligibility criteria. If the merged entity qualifies for index inclusion, the stock deemed the target is dropped, the index shares for the acquirer will remain unchanged, and the weightings of the remaining constituents adjust proportionally.

In case of GICS changes, where a stock does not belong to a qualifying sub-industry after the classification change, it is removed from the relevant index at the next rebalancing.

Corporate Actions

The indices follow the corporate actions treatment for equal weighted indices. The indices follow the S&P TMI treatment of spin-offs. In general, both the parent and spin-off company remain in the index until the subsequent rebalancing. The spin-off company is added to the index at a zero price at the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from S&P TMI the weight of the spun-off company is added back to the parent stock's weight after at least one day of trading.

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2015 through November 25, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $121.37. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund



This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

- Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-36 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Under current IRS guidance, withholding on "dividend equivalent" payments (as discussed in the product supplement), if any, should not apply to the notes unless the notes are "delta-one" instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders (as defined in the prospectus supplement) should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated February 21, 2024.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Accelerated Return Notes®" and "ARNs®" are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.